CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

NEWS RELEASE

January 22, 2004

Trading Symbols: TSX-Ven.CDU

FSE.CR5

ENCOURAGING RESULTS RECEIVED FROM

CHINGOLO AND PROVIDENCIA

Cardero Resource Corp. (“Cardero” or the “Company”) is pleased to announce encouraging results received from the recent drill programs at its Argentina silver exploration projects. At Chingolo mineralization was encountered with grades in excess of four ounces per tonne silver. At Providencia a highly mineralized section has been intersected within a large fault block north of the Providencia Mine not previously tested by Cardero. This discovery opens up an additional mineralized section with a potential strike length of nine kilometres.

In the latter part of 2003 Cardero returned to the province of Jujuy, northern Argentina, to continue the investigation of its two silver exploration projects, Chingolo and Providencia.  A program of surface mapping and sampling plus diamond drilling was completed at both locations.

Providencia Results

Six diamond drill holes (DDH 23 – 28 incl.) were completed for a total of 313 metres. The objective  of all six holes was improved definition of  near surface mineralized conglomerate and sandstones previously mapped  and tested by the Spring 2003 drill program. Five of the six holes (DDH 23 – 27), were located in and around the old Providencia Mine pits and drilled to the west at an inclination of minus 55°. The sixth hole (DDH 28) was collared at the south end of the North Fault Block, immediately north of the Providencia Mine.

The host rocks are described as matrix supported conglomerate and coarse sandstone. This drill program frequently experienced significant core loss, most notably in zones interpreted to have been comprised of mainly matrix and fracture fill.  Such a loss is a serious issue as the matrix and fracture fill host the bulk of the mineralization. Accordingly the sampling procedures were modified to incorporate a program of recovery and assay of drill sludge returns to provide an indication of the metal values associated with the material not recovered in core.

Significant core assay intervals and associated sludge sample values are tabulated below:

Hole No.	Interval From – To (m)	Length (m)	Core Ag (ppm)	Sludge Equivalent Interval Ag (ppm)
23	1.52 – 29.4	27.88	44.80	52.53
24	9.0 – 23.0	14.00	87.00	97.00
25	12.0 – 17.0	5.00	28.76	28.78
25	25.0 – 34.0	9.00	22.24	27.740
27	20.0 – 49.0	29.00	78.72	108.90
28	52.0 – 85.0	33.00	59.37	107.00
28	74.0 – 78.0	4.00	293.65	405.75
28	81.0 – 85.0	4.00	90.25	92.35
28	98.0 – 103.0	5.00	40.12	66.20
28	113.0 – 115.0	2.00	204.5	226.50

There is a readily apparent correlation of both high and low values in the core and sludge assays strongly suggesting that the core assays are underestimating the overall silver values. To address this problem the Company is planning a 2,000 metre program of reverse circulation drilling which will enable the collection of non-contaminated samples from both above and below the water table. The Company is also considering collection of a bulk sample, initially from the Providencia pits, in order to gain a more accurate understanding of the overall grade of the mineralized sequence.

The Significance of DDH-28

DDH-28 was drilled at the south end of the North Block, immediately north of the Providencia Mine. The North Block is separated from the Providencia Mine by a major normal fault. The mineralization and alteration on the North Block have been interpreted through detailed mapping, trenching and sampling to be a continuation of the Providencia Mine host rocks and have been traced for a distance of two kilometres north of the mine.  The very positive assay results in DDH–28 support a significant exploration target over a minimum strike of two kilometres within the North Block and will be part of the next phase of drill testing.

To the north of the Providencia Mine the mine stratigraphy, host rocks, alteration and mineralization have been mapped not only within the North Block but also within the Vittone Block, the Hector Block and the Ramona Block for a combined strike length of nine kilometres. Once assessment of the North Block is complete the Company intends to systematically move northwards and trench and subsequently drill the showings on these additional blocks. To date the total strike length over which Providencia style mineralization has been recognized on the property is in excess of ten kilometres.

Chingolo Results

Six inclined diamond drill holes were completed for a total of 1,194 metres. Of the six holes drilled three encountered significant silver values while the remaining three holes appear to have been drilled on the periphery of the interpreted zone of mineralization. Significant intersections are tabulated below:

Hole No.	Interval From – To (m)	Length (m)	Ag Grade (ppm)
DDH CH03-3	144.00 – 150.00	5.00	71.0
DDH CH03-7	229.20 – 227.02	2.18	32.6
	170.99 – 229.20	58.21	56.8
DDH CH03-8	10.82 – 13.00	2.18	138.3
	59.00 – 64.00	5.00	62.3

The interpreted zone of mineralization is approximately 125 metres wide and has been traced along strike for approximately 250 metres. It is open along strike to the northeast, southwest and down dip to the southeast.

Lead and zinc are commonly associated with the silver mineralization at Chingolo, hosted in a combination of open fractures, gashes, voids and veinlets in volcanic flow breccias and terrigenous sediments. Examination of the mineralized surfaces in core suggest that the open space fracture fill has been subjected to scouring with a resultant loss of mineralized sample.  Consequently it is believed that the values obtained from core assays may not be fully representative of the original metal content of the rock.

The next drill program at Chingolo is scheduled for this Spring, and will utilize a reverse circulation rig in order to obtain a larger and more representative sample. The two main objectives of the next program will be to test the potential for the Chingolo target along strike to the northeast and to drill a set of holes to test the potential at depth where recent mineralogical studies suggest that the mineralization encountered to date is peripheral to a larger epithermal system.

Gary Belik, P.Eng., is the Qualified Person for the Chingolo and Providencia projects and supervised the quality control and quality assurance programs.

The Company is well financed with over $10 million in the treasury and well positioned to continue to explore its projects in Argentina, Mexico and Peru.  Cardero Resource Corp. is currently listed on the TSX Venture Exchange (symbol CDU) and on the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating silver, gold and copper projects that have the potential to contain world class, company building mineral deposits.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

"Henk Van Alphen," President

For further information contact:

Henk Van Alphen, President

Phone:  (604) 408-7488 / Fax:  (604) 408-7499

Email:   hvanalphen@cardero.com

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adequacy or accuracy of the content of this news release which has been prepared by management.